

April 17, 2024

Kenneth Jacobson
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

> **Re: Avnet, Inc.**
> **Form 10-K Fiscal Year Ended July 1, 2023**
> **Form 10-Q for Fiscal Quarter Ended December 30, 2023**
> **File No. 001-04224**

Dear Kenneth Jacobson:

We have reviewed your April 12, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 15, 2024 letter.

Form 10-Q for Fiscal Quarter Ended December 30, 2023

Note 2. Working Capital
Inventories, page 8

1. We note your response to prior comment 2. Please further explain to us your accounting for transactions for electronic components held for supply chain service engagements by providing example representative journal entries (with example dollar amounts) you record upon receipt, preparation, and delivery of such components (including the effects of such transactions on your inventory, revenue, cost of sales, and any other impacted accounts).

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services